UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ACTUATE CORPORATION

(Name of Subject Company)

ACTUATE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00508B102

(CUSIP Number of Class of Securities)

Peter I. Cittadini

President and Chief Executive Officer

Actuate Corporation

951 Mariners Island Boulevard, Suite 700

San Mateo, California 94404

(650) 645-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Douglas Cogen Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300

Thomas E. McKeever

Senior Vice President, General Counsel, Corporate Development, Chief Compliance Officer and Secretary

Actuate Corporation

951 Mariners Island Boulevard

San Mateo, California 94404

(650) 645-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is Actuate Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 951 Mariners Island Boulevard, Suite 700, San Mateo, California 94404 and the telephone number of the principal executive offices of the Company is (650) 645-3000.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s shares of common stock, par value $0.001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement (as defined in Item 8 under the heading “Rights Agreement”) (each, a “Share”). As of the close of business on December 12, 2014, there were an aggregate of (i) 46,696,405 Shares issued and outstanding and (ii) outstanding options to purchase 7,736,021 Shares, of which options to purchase 7,504,683 Shares have an exercise price lower than the Offer Price (as defined in Item 2 under the heading “Tender Offer”).

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 under the heading “Name and Address.” The Company’s website address is www.actuate.com. The Company has included its website address in this Schedule 14D-9 solely as a textual reference, and the information included in, or linked to through, the Company’s website should not be considered part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a Canadian corporation (“Parent” or “OpenText”), to purchase all Shares that are issued and outstanding, at a price of $6.60 per Share net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on December 16, 2014 (as it may be amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 5, 2014, by and among the Company, Parent and Purchaser (as it may be amended from time to time, the “Merger Agreement”). A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase under the heading “Purpose of the Offer and Plans for Actuate: Merger Agreement and Other Agreements—The Merger Agreement” and is incorporated herein by reference. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than each Share

(i) owned by Parent or Purchaser or held by a wholly-owned subsidiary of Parent or the Company, which will be cancelled and cease to exist without any payment being made with respect to such Share or (ii) owned by any stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes. In connection with the Merger, outstanding stock options, restricted stock units subject to only time-based vesting and vested but not settled restricted stock units will convert into the right to receive cash as set forth in Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Treatment of Stock Options” and “—Treatment of RSUs” and outstanding performance-based restricted stock units that remain subject to any performance conditions as of the date of the Merger Agreement will be cancelled as set forth in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Treatment of RSUs.”

The Offer is initially scheduled to expire at 9:00 A.M., New York City time, on January 16, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as the Offer may be so extended, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

Parent formed Purchaser solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Tender and Voting Agreement (as defined in Item 3 under the heading “Arrangements between the Company, Parent and Purchaser—Tender and Voting Agreement”) (collectively, the “Transactions”). To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Tender and Voting Agreement and the Transactions. The Offer to Purchase states that the principal executive offices of Purchaser and Parent are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and the telephone number is 519-888-7111.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Schedule 14D-9 or in the Schedule TO, as of the date hereof, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its any of its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Arrangements between the Company, Parent and Purchaser

Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and the Company entered into a mutual non-disclosure agreement on July 24, 2014 (as amended, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, each of the Company and Parent, on their own behalf and on behalf of certain of their representatives, agreed among other things, not to disclose confidential information concerning the other party and to use such information only for the purposes of considering, evaluating and negotiating a possible transaction with one another (subject to certain exceptions). Under the Confidentiality Agreement, Parent also agreed, from the date of the Confidentiality Agreement until May 31, 2015, to certain “standstill” provisions for the protection of the Company, which, among other things, restrict Parent from acquiring securities of the Company or taking certain actions with respect to a business combination transaction involving the Company. However, Parent was permitted to purchase securities so long as such purchase does not in any event result in an aggregate ownership by Parent of more than 5% of the outstanding amount of any class of securities of the Company or of any of its affiliates. In addition, Parent was not prohibited from (1) making any proposal to the Board of Directors of the Company (the “Board”) that would not reasonably be expected to require a public announcement by the Company or (2) requesting that the Company, directly or indirectly, waive or amend any of the provisions of the standstill provisions described above. The Company agreed that any non-disclosure agreement it or its affiliates had entered into or would enter into with a third party to explore a potential transaction for the sale of more than 50% of the Company’s outstanding voting equity securities, or a sale of substantially all of Company’s assets, has or would have “standstill” provisions substantially similar to the provisions described above. In addition, the Confidentiality Agreement contains a non-solicitation provision which prohibits Parent, during the one-year period commencing on the date of the Confidentiality Agreement, from soliciting for employment any key employee or executive officer of the Company or its subsidiaries with whom Parent had contact or of whom Parent became aware in connection with a possible transaction (subject to certain exceptions described in the Confidentiality Agreement). Under the Merger Agreement, the Confidentiality Agreement expressly remains in full force and effect. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein.

Exclusivity Agreement

Prior to entering into the Merger Agreement, the Company and Parent entered into a letter agreement, dated as of November 8, 2014 (the “Exclusivity Agreement”), pursuant to which the Company and Parent agreed, among other things, that from the date thereof through 11:59 p.m. New York Time on December 5, 2014 (the “Exclusivity Period”), which period would automatically be extended to December 12, 2014 if Parent as of December 5, 2014 is continuing its good faith efforts to enter into a transaction, Parent and the Company would continue to discuss on an exclusive basis, the possible acquisition of the Company by Parent. In addition, the Company also agreed not to, among other things, solicit any alternative transactions to the transaction being discussed by the Company and Parent during the Exclusivity Period, and to promptly notify Parent of any inquiry, discussion or proposal received during the Exclusivity Period regarding any such alternative transactions. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference.

Merger Agreement

On December 5, 2014, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions to the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

The Merger Agreement has been provided solely to inform investors of its terms. It is not intended to be, and should not be relied upon as, a source of financial, business or operational information about the Company, Parent, Purchaser or their respective affiliates. The representations and warranties contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to stockholders. The representations and warranties contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates on any date.

Tender and Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, on December 5, 2014, Parent and Purchaser entered into a tender and voting agreement with Peter I. Cittadini, President, Chief Executive Officer and a director of the Company, Arthur C. Patterson, the Company’s lead independent director, and certain of their affiliates (the “Tender and Voting Agreement”) pursuant to which each such person or entity agreed, among other things, to tender his or its Shares pursuant to the Offer and to vote against (i) any competing Acquisition Proposal (as defined in the Merger Agreement) or any proposal relating to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving the Company or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of the Company or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business, management or Board (other than as directed by Parent, Purchaser or any subsidiary of Parent) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the conditions to the Offer (as described in the Merger Agreement) or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, the Company. As of December 12, 2014, these stockholders collectively owned a number of Shares equal to approximately 9% of the issued and outstanding Shares. In addition, these stockholders collectively hold (as of December 12, 2014) options (whether vested or unvested) and restricted stock units (whether unvested or vested but deferred) for an aggregate of 2,388,560 Shares. If one of these stockholders acquires Shares that are subject to the Tender and Voting Agreement, then those Shares would also be subject to the terms of the Tender and Voting Agreement. The Tender and Voting Agreement terminates upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the consummation of the Offer, (c) any modification to the terms of the Offer for which the Company’s consent is required and to which the Company has not consented and (d) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement. This summary and description do not purport to be complete and are qualified in its entirety by reference to the Tender and Voting Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Agreements or Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see Item 8 under the heading “Golden Parachute Compensation,” which is incorporated by reference into this Item 3.

Any information contained in the documents incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors tender any Shares they beneficially own pursuant to the Offer, pursuant to the Merger Agreement they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of December 12, 2014, the executive officers and directors of the Company beneficially owned, in the aggregate, 4,491,568 Shares (excluding for this purpose Shares underlying Options and RSUs (each, as defined in this Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Equity Awards—Treatment of Stock Options” and “—Treatment of RSUs” below), which are set forth in the table below). If the executive officers and directors were to tender all 4,491,568 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $29.6 million in cash, without interest and less any applicable withholding taxes. As indicated below, to the Company’s knowledge after making reasonable inquiry, all of the Company’s executive officers and directors intend to tender all of their Shares in the Offer.

Effect of the Offer and the Merger Agreement on Equity Awards

The discussion below describes the treatment of the Company’s equity awards under the Merger Agreement, assuming there is no additional acceleration of the equity awards under the Change in Control Agreements (as defined in this Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Change in Control Agreements”) or other employment arrangements, which are discussed separately in this Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Change in Control Agreements.”

Treatment of Stock Options

The Merger Agreement provides that, at the Effective Time, each outstanding option to purchase Shares (each, an “Option”), whether vested or unvested, that is outstanding at the Effective Time will become fully vested and be converted into the right to receive promptly after the closing date of the Merger an amount of cash (subject to any applicable withholding taxes) equal to the product of (i) the aggregate number of Shares subject to such Option and (ii) the excess, if any, of the Offer Price over the per share exercise price under such Option (subject to any applicable withholding taxes). If the exercise price per share of any Option equals or exceeds the Offer Price, then no payment will be made for such Option.

Treatment of RSUs

The Merger Agreement provides that each award of restricted stock units of the Company (each, a “RSU”) will be treated as follows:

•	Time-Vested RSUs. Each award of RSUs that are subject only to time-based vesting that are unvested at the Effective Time, other than those held by the Company’s non-employee directors (each, a “Time-Vested RSU”), will be converted into the right to receive an amount of unvested cash (subject to any applicable withholding taxes) equal to the Offer Price for each Share subject to such Time-Vested RSUs, with such cash right remaining subject to the same time-based vesting and settlement schedules and terms that applied with respect to such Time-Vested RSUs immediately prior to the Effective Time under the award agreement applicable to such Time-Vested RSUs. Any portion of the unvested cash that has not vested and has not been forfeited as of the first anniversary of the Effective Time will immediately vest in full on such date and will settle pursuant to the settlement schedules that applied with respect to such Time-Vested RSUs immediately prior to the Effective Time under the award agreement applicable to such Time-Vested RSUs.

•	Performance RSUs. Each award of RSUs that remained subject to any performance conditions as of the date of the Merger Agreement (each, a “Performance RSU”) will be cancelled without any consideration being payable in respect thereof.

•	Non-Employee Director RSUs. Each award of RSUs held by the Company’s non-employee directors (each, a “Non-Employee Director RSU”), whether vested or unvested, will become fully vested and be converted into right to receive promptly after the closing date of the Merger an amount of cash (subject to any applicable withholding taxes) equal to the Offer Price for each Share subject to such Non-Employee Director RSUs.

•	Deferred Vested RSUs. Each award of vested but not settled RSUs (“each, a “Deferred Vested RSU”) will be converted into the right to receive an amount of vested cash (subject to any applicable withholding taxes) equal to the Offer Price for each Share subject to such Deferred Vested RSUs, with such cash right remaining subject to the same settlement schedules and terms that applied with respect to such Deferred Vested RSUs immediately prior to the Effective Time under the award agreement applicable to such Deferred Vested RSUs.

1998 Employee Stock Purchase Plan

The Merger Agreement provides that the Company will take such actions as may be necessary under the Company’s 1998 Employee Stock Purchase Plan (the “ESPP”) (pursuant to which participants may purchase Shares at a discount through accumulated payroll deductions) to: (i) terminate the ESPP as of the date immediately prior to the closing date of the Merger, (ii) ensure that no offering period under the ESPP will be commenced on or after the date of the Merger Agreement, (iii) if the closing of the Merger will occur prior to the end of the offering period in existence under the ESPP on the date of the Merger Agreement, cause a new exercise date to be set under the ESPP, which date will be the business day immediately prior to the initial Expiration Time, (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP) and (v) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Effective Time will, to the extent not used to purchase Shares in accordance with the terms and conditions of the ESPP be refunded to such participant as promptly as practicable following the Effective Time (without interest).

Table of Equity-Related Payments

The following table sets forth the approximate amount of the payments that each of the Company’s executive officers and directors is entitled to receive in connection with the Transactions pursuant to their Shares held, assuming (i) all Options and RSUs will be treated as set forth in Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards—Treatment of Stock Options” and “—Treatment of RSUs,” (ii) all Time-Vested RSUs will become vested as of the first anniversary of the Effective Time (other than Time-Vested RSUs held by Messrs. Cittadini and Gaudreau, which will become vested at the Effective Time) and (iii) none of the provisions regarding acceleration as described under “Change in Control Agreements” below applies.

Executive Officer/Director	Shares Held (excluding Options and RSUs) (#)		Value of Shares Held ($)	Shares Underlying Options (#)(3)	Aggregate Value for Options ($)(4)	Shares Underlying RSUs (#)(5)	Value of Shares Underlying RSUs ($)(6)	Aggregate Value for Equity ($)
Nicolas C. Nierenberg	246,852		1,629,223	100,000	149,000	—	—	1,778,223
Peter I. Cittadini	2,195,577	(1)	14,490,808	1,545,000	2,523,250	730,560	4,821,696	21,835,754
Kenneth E. Marshall	—		—	127,000	216,630	56,000	369,600	586,230
Raymond L. Ocampo Jr.	16,000		105,600	41,000	51,830	44,500	293,700	451,130
Arthur C. Patterson	1,921,870	(2)	12,684,342	41,000	28,080	56,000	369,600	13,082,022
Steven D. Whiteman	50,000		330,000	157,000	316,730	56,000	369,600	1,016,330
Timothy B. Yeaton	—		—	41,000	44,580	60,500	399,300	443,880
Daniel A. Gaudreau	5,244		34,610	424,830	339,716	368,700	2,433,420	2,807,747
N. Nobby Akiha	44,505		293,733	426,500	715,350	28,750	189,750	1,198,833
Thomas E. McKeever	11,520		76,032	375,000	582,700	53,750	354,750	1,013,482
Dylan Boudraa	—		—	205,000	173,390	85,000	561,000	734,390

(1)	Includes 440,840 Shares held by the Peter I Cittadini + Judith E Cittadini TR UA 07/05/11 Cittadini Family Trust.
(2)	Includes 40,000 shares held by Patterson Family Foundation, 345,960 Shares held by Ellmore C. Patterson Partners, and 549,940 Shares held by ACP Family Partnership. Mr. Patterson, a director of Actuate, is the general partner of Ellmore C. Patterson Partners, the general partner of ACP Family Partnership and the trustee of Patterson Family Foundation.
(3)	Excludes Shares underlying Options in which the exercise price per share equals or exceeds the Offer Price, as no payment will be made for such Options.
(4)	Value was determined by multiplying the number of Shares underlying Options (excluding any Shares underlying Options in which the exercise price per share equals or exceeds the Offer Price) by the difference between $6.60 and such Options’ weighted average exercise price (rounded to the nearest dollar).
(5)	Excludes Shares underlying Performance RSUs.
(6)	Value was determined by multiplying the number of Shares underlying RSUs (excluding Shares underlying Performance RSUs) by $6.60.

Change in Control Agreements

The Company has entered into change in control severance benefit agreements (each, a “Change in Control Agreement”) with each of the following executive officers: Messrs. Akiha, Boudraa, Cittadini, Gaudreau and McKeever. Pursuant to the terms of each Change in Control Agreement, in the event the executive officer’s employment with the Company terminates pursuant to an Involuntary Termination (in each case, as defined in the applicable Change in Control Agreement), or his resignation for good reason, within 12 months following a change in control of the Company, or should such executive officer’s employment be terminated by the Company for any reason other than for cause during the period commencing with the Company’s execution of a definitive agreement to effect a change in control and ending on the earlier to occur of: (i) the closing of the change in control transaction or (ii) the termination of such definitive agreement (the “Pre-Closing Period”), then the executive officer will be entitled to receive the following change in control severance benefits, provided the executive officer executes a general release of all claims against the Company: (A) each outstanding equity award held by the executive officer will become fully vested and exercisable, (B) a lump-sum cash severance payment in an amount equal to 1.5 times for Mr. Cittadini and Mr. Gaudreau and 1.0 times for Messrs. Akiha, Boudraa and McKeever, the sum of (a) the executive’s annual rate of base salary and (b) the executive’s average bonus (measured over the three years prior to the year of termination or change in control, if greater) and (C) continued health care coverage at the Company’s expense for a period of up to 12 months. However, the executive’s right to the lump-sum cash severance payment will be dependent upon the consummation of an actual change in control and the continued health care coverage at the Company’s expense will cease in the event the change in control is not consummated. Any severance benefits that are treated as parachute payments under Section 280G of the Internal Revenue Code will be subject to reduction, to the extent such reduction would provide the executive officer with the greatest after-tax amount of benefits after taking into account any excise tax to which he or she might be subject under Section 4999 of the Internal Revenue Code. No such named executive officer is entitled to tax gross ups on these payments and benefits. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Form of Change in Control Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated by reference herein.

In connection with the Merger, the Company entered into an Amendment to Letter Agreement, which amends the Change in Control Agreements, effective as of and contingent upon the consummation of the Merger, with each of Messrs. Cittadini and Gaudreau on December 5, 2014, and with each of Messrs. Akiha, Boudraa and McKeever on December 9, 2014 and an additional Amendment to Letter Agreement, which further amends the Change in Control Agreements with each of Messrs. Cittadini and Gaudreau on December 15, 2014 (each, a “CIC Amendment”).

Each of Mr. Cittadini’s and Mr. Gaudreau’s CIC Amendments provides that at, and subject to the occurrence of, the consummation of the Merger, each of Mr. Cittadini and Mr. Gaudreau will be deemed to have an Involuntary Termination for all purposes under the applicable Change in Control Agreement without any requirement for either Mr. Cittadini and Mr. Gaudreau to provide notice to the Company and regardless of whether Mr. Cittadini’s or Mr. Gaudreau’s employment with the Company is actually terminated at such time; provided, that Mr. Cittadini or Mr. Gaudreau will not receive continued health care coverage under the Change in Control Agreements until the date he actually terminates employment with the Company or its affiliates (for any reason). As a result of such CIC Amendment, Mr. Cittadini and Mr. Gaudreau will be entitled to receive, upon the consummation of the Merger, 100% acceleration of all outstanding unvested equity awards held by Mr. Cittadini or Mr. Gaudreau immediately prior to the consummation of the Merger (except for all Performance RSUs, which awards were waived pursuant to the CIC Amendments) and a lump-sum cash severance payment equal to one and one half times the sum of his Base Salary and Average Bonus (as each term is defined in the applicable Change in Control Agreement). In addition, the CIC Amendment for each of Mr. Cittadini and Mr. Gaudreau provides that each of Mr. Cittadini and Mr. Gaudreau will be entitled to receive continued health care coverage at the Company’s expense for a period of up to 18 months following the date he actually terminates employment with the Company or its affiliates (for any reason), correcting the Change in Control Agreements to align with the intention of the Company and each of Mr. Cittadini and Gaudreau as reflected in the prior version of the Change in Control Agreements in effect through their amendment and restatement on July 24, 2014. This summary and description do not purport to be complete and are qualified in their entirety by reference to the CIC Amendments of Mr. Cittadini, which are filed as Exhibits (e)(6) and (e)(11), and Mr. Gaudreau, which are filed as Exhibits (e)(7) and (e)(12), to this Schedule 14D-9 and are incorporated by reference herein.

Each of Mr. Akiha’s, Mr. McKeever’s and Mr. Boudraa’s CIC Amendments provides that the 90-day period in which the executive officer must provide notice to the Company of the existence of any reasons for resignation referenced in the definition of Involuntary Termination (as defined in the applicable Change in Control Agreement) is increased to 180 days and the resignation period set forth in clause (ii) of such definition of Involuntary Termination is increased to 210 days from the date that such reasons for resignation come into existence. Pursuant to the CIC Amendments, each of Mr. Akiha, Mr. McKeever and Mr. Boudraa waived all Performance RSUs. This summary and description do not purport to be complete and are qualified in their entirety by reference to the CIC Amendments of Mr. Akiha, Mr. McKeever and Mr. Boudraa, which are filed as Exhibits (e)(8) through (e)(10), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

In addition, in connection with the Merger, Mr. McKeever will receive a one-time cash payment of $100,000.

Director and Officer Indemnification and Insurance

Pursuant to the Merger Agreement, from and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to (i) each indemnification agreement in effect between the Company or any of its subsidiaries and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or its subsidiaries (the “Indemnification Agreements”) and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company or other similar organizational documents of its subsidiaries as in effect on the date of the Merger Agreement. For a period of six years from and after the Effective Time, to the extent permitted by applicable law, the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries will contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the certificate of incorporation and in the bylaws of the Company. To the extent permitted by applicable law, the Indemnification Agreements will continue in full force and effect in accordance with their terms following the Effective Time. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Form of Indemnification Agreement, which is filed as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated by reference herein.

Pursuant to the Merger Agreement, the Surviving Corporation will maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; except that the Surviving Corporation is not obligated to pay annual premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”) and if such premiums for such insurance would at any time exceed 200% of the Current Premium, then the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the Transactions, provided, however, that the amount paid for such prepaid policies does not exceed 200% of the Current Premium. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation will maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

Employee Matters

Pursuant to the Merger Agreement, for a period of one year following the closing date of the Merger, with respect to individuals employed by the Company or any of its subsidiaries immediately prior to the Effective Time and who are employed by the Surviving Corporation or any of its subsidiaries immediately following the Effective Time (each, a “Continuing Employee”), Parent will cause the service of each such Continuing Employee with the Company and its subsidiaries prior to the closing date of the Merger to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation, but not including any sabbatical or equity compensation plans, programs, agreements or arrangements (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Company employee plan immediately prior to the closing date of the Merger and to the extent such credit would not result in a duplication of benefits provided by Parent under any Parent Benefit Plan or under any Company benefit plans that survive the closing of the Merger. For a period of 12 months immediately following the closing date of the Merger, Parent will provide benefits (excluding any equity or equity-based plan, program or arrangement) for Continuing Employees who are not covered by a labor agreement at least as favorable in the aggregate as the benefits (excluding any equity or equity-based plan, program or arrangement) that such Continuing Employees had at the Company immediately prior to the closing date of the Merger.

In addition, Parent has agreed that, to the extent permitted under applicable insurance contracts in effect as of the closing date of the Merger, it will use commercially reasonable efforts to cause each such Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company employee plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Parent Benefit Plan.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation

After careful consideration by the Board, including a review of the terms and conditions of the Merger Agreement, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on December 4, 2014, at which all directors of the Company were present and voting in favor, the Board duly and unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement, the Tender and Voting Agreement, the Merger and the other Transactions are advisable, fair to and in the best interests of the stockholders of the Company, (ii) approving the Merger Agreement, the Tender and Voting Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) determining to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement and the Transactions and (v) authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On December 5, 2014, the Company issued a press release announcing that it had entered into the Merger Agreement with Parent and Purchaser. A copy of the press release is filed as Exhibit (a)(5)(i) to this Schedule 14D-9 and is incorporated by reference herein.

Background and Reasons for the Recommendation

Background of the Offer

The Board periodically reviews and assesses the Company’s long term strategies and objectives and developments in the markets in which it operates. In addition, the Company’s senior management has met from time to time with representatives of other companies to discuss trends in their respective businesses and explore opportunities for strategic transactions.

In April 2013, the Company received a non-binding preliminary indication of interest for an acquisition of the Company from a strategic corporate party. The Board, in consultation with Morgan Stanley & Co. LLC (“Morgan Stanley”), evaluated that indication and in connection therewith considered what other potential strategic and financial buyers would likely have the financial ability and potential strategic interest in making an acquisition proposal to the Company. As part of that strategic review, in May and June of 2013, the Board contacted eight strategic corporate parties (in addition to the party making the non-binding preliminary indication of interest) that the Board, in consultation with Morgan Stanley, considered would likely have the financial ability and potential strategic interest in making an acquisition proposal to the Company. Of those eight additional parties, only one expressed interest. The Company signed a non-disclosure agreement and engaged in discussions and met with that party. Following such meeting, such party did not request any further information or make an offer to acquire the Company. The strategic corporate party that made the non-binding preliminary indication of interest and the Company terminated their discussions regarding a transaction in June 2013.

On June 16, 2014, Russ Stuebing, OpenText’s Vice President, Corporate Development, contacted Thomas McKeever, the Company’s Senior Vice President, Corporate Development and General Counsel, to request an introductory meeting.

On June 25, 2014, Mr. McKeever and Mr. Stuebing had a telephone call to discuss the companies’ respective businesses.

On July 23 and July 24, 2014, representatives of OpenText and the Company negotiated the terms of the Confidentiality Agreement, which OpenText and the Company entered into on July 24, 2014.

On August 26, 2014, Mr. McKeever, Nobby Akiha, the Company’s Senior Vice President, Marketing, and Allen Bonde, the Company’s Vice President, Product Marketing, met with Mr. Stuebing, Gary Weiss, OpenText’s Senior Vice President, Portfolio Group, and Gary So, OpenText’s Vice President, Technology & Product Portfolio, in Richmond Hill, Ontario, to discuss the companies’ respective businesses.

On September 12, 2014, Mr. McKeever and Mr. Stuebing had a telephone call to discuss matters related to the Company’s financial performance and prospects.

On September 17, 2014, the Company provided certain unaudited prospective financial information to OpenText.

On September 19, 2014, Dan Gaudreau, the Company’s Chief Financial Officer, Paolo Battaglini, the Company’s Vice President, Finance and Corporate Controller, Fred Hawkins, the Company’s Director of Financial Planning and Analysis and Mr. McKeever had a telephone call with Mr. Stuebing to further discuss matters related to the Company’s financial performance and prospects.

Later on September 19, 2014, OpenText delivered to the Company a written, non-binding, preliminary indication of interest proposing an all-cash acquisition of the Company at a price of $5.53 per Share. The indication of interest stated that OpenText’s proposed transaction would not be subject to any financing contingency. The indication of interest also stated that in order for OpenText to proceed with due diligence and negotiation of a transaction, OpenText would require that the Company enter into an exclusive period of due diligence and negotiation. Later that day, Mr. McKeever acknowledged to Mr. Stuebing that the Company had received OpenText’s proposal.

On September 30, 2014, the Board held a meeting, with representatives of Morgan Stanley and Fenwick & West LLP (“Fenwick & West”) participating. The Board selected Morgan Stanley and Fenwick & West as its financial and legal advisors in connection with its consideration of OpenText’s proposal based on their familiarity with the Company and experience in advising companies in acquisitions and other strategic transactions. The Board reviewed the recent contacts with OpenText and OpenText’s September 19 proposal. The representatives of Fenwick & West reviewed with the Board its fiduciary duties in the context of considering a potential sale of the Company. The Board discussed with the Company’s management and Morgan Stanley the Company’s business prospects on a stand-alone basis. The representatives of Morgan Stanley discussed with the Board the financial aspects of OpenText’s proposal of $5.53 per Share. The Board determined that OpenText’s proposal of $5.53 per Share represented insufficient value and instructed the Company’s management to convey this to OpenText.

On October 2, 2014, Mr. McKeever and Mr. Stuebing discussed the Board’s rejection of OpenText’s proposal, which the Board had determined represented insufficient value.

On October 7, 2014, Peter Cittadini, the Company’s Chief Executive Officer and Mark Barrenechea, OpenText’s Chief Executive Officer had a telephone call to discuss their respective businesses and a potential transaction.

On October 15, 2014, Mr. Cittadini and Mr. Gaudreau had a telephone discussion with Mr. Barrenechea to further discuss the Company’s business and a potential transaction.

On October 20, 2014, OpenText delivered to the Company a written, non-binding, revised preliminary indication of interest proposing an all-cash acquisition of the Company at a price of $6.16 per Share. The revised indication of interest stated that the proposed transaction would not be subject to any financing contingency. The indication of interest also stated that in order for OpenText to proceed with due diligence and negotiation of a transaction, OpenText would require that the Company enter into an exclusive period of due diligence and negotiation. The indication of interest also requested the Company to agree that if the Company did not grant OpenText exclusivity or negotiate in good faith to enter into a definitive agreement for a sale of the Company to OpenText, the Company would pay OpenText $2.0 million as a pre-agreed expense reimbursement.

On October 29, 2014, the Board held a meeting, with representatives of Morgan Stanley and Fenwick & West participating. The Board reviewed the recent contacts with OpenText and OpenText’s October 20 proposal. The Board discussed with the Company’s management and Morgan Stanley the Company’s business prospects on a stand-alone basis. The representatives of Morgan Stanley discussed with the Board the financial aspects of OpenText’s proposal of $6.16 per Share. The Board determined that OpenText’s proposal of $6.16 per Share represented insufficient value and that OpenText’s request for the $2.0 million expense reimbursement was unacceptable and instructed the Company’s management to convey this to OpenText.

Later on October 29, Mr. Cittadini had a telephone call with Mr. Barrenechea in which they discussed the Board’s rejection of OpenText’s proposal, which the Board had determined represented insufficient value.

On October 31, 2014, OpenText delivered to the Company a written, non-binding, preliminary indication of interest proposing an all-cash acquisition of the Company at a price of $6.50 per Share. The indication of interest stated that the proposed transaction would not be subject to any financing contingency. The indication of interest also stated that in order for OpenText to proceed with the due diligence and negotiation of a transaction, OpenText would require that the Company enter into an exclusive negotiating period. The indication of interest stated that the definitive agreement for the sale of the Company to OpenText would provide that the Company would be permitted to terminate the definitive agreement to accept a superior all-cash offer that was at least 9.0% higher than the OpenText acquisition price, and in the event of such termination, the Company would be required to pay OpenText a termination fee of 4.0% of the aggregate purchase price. The indication of interest also requested that the Company agree that if the Company did not grant OpenText exclusivity or negotiate in good faith to enter into a definitive agreement for a sale of the Company to OpenText, the Company would pay OpenText $2.0 million as a pre-agreed expense reimbursement.

Later on October 31, 2014, the Board held a meeting, with representatives of Morgan Stanley and Fenwick & West participating. The Board reviewed the recent contacts with OpenText and OpenText’s October 31 proposal. The Board considered other parties that would likely have the financial ability and potential strategic interest in making an acquisition proposal to the Company, taking into account the strategic review process undertaken by the Company in May and June 2013. The Board considered 11 strategic corporate parties and, following consultation with Morgan Stanley and discussion regarding the current business strategies of such strategic corporate parties, determined that eight of such parties (including six contacted in May and June 2013) would not be likely to have such a strategic interest. None of these six parties approached in May and June 2013 and neither of the other two parties considered expressed any interest to the Company in an acquisition since such time. The Board also considered two potential financial buyers that have been active investors in the Company’s industry, and determined that based on the Company’s current and projected financial performance and the lack of strategic business value of an acquisition to such financial buyers, neither such financial buyer was likely to pay a higher purchase price than the price then being proposed by OpenText. The Board with the assistance of Morgan Stanley determined that the only parties that would likely have the financial ability and potential strategic interest in making an acquisition proposal to the Company were three companies (one of which was the company that had made the non-binding preliminary indication of interest in 2013 and one of which was among those who the Company had contacted in connection with the strategic review process undertaken in May and June 2013), which we refer to as Strategic Party A, Strategic Party B and Strategic Party C. The Board determined that contacting additional parties would increase the possibility of a public disclosure regarding the Company’s consideration of a potential acquisition transaction. The Board considered the risk of significant adverse effects on the Company’s business, sales, customer relationships and commercial partnering transactions that could result from such a public disclosure, including the potential perception by the Company’s customers or commercial partners that the Company’s future could be uncertain, the potential distraction of the Company’s personnel and the potential use of such information by the Company’s competitors to the Company’s disadvantage. The Board directed that Strategic Party A, Strategic Party B and Strategic Party C be promptly contacted to determine their potential interest in an acquisition of the Company.

On November 1, 2014, Mr. Cittadini informed Mr. Barrenechea that the Board would further consider OpenText’s proposal following the Company’s release of its quarterly financial results on November 4, 2014.

On November 2, 2014, representatives of Morgan Stanley contacted a corporate development executive of Strategic Party A (which was the company that had made the non-binding preliminary indication of interest in 2013) regarding its potential interest in an acquisition of the Company. Strategic Party A informed Morgan Stanley that it was not interested in pursuing a potential acquisition transaction at such time and that it did not require any additional information regarding the Company.

On November 2, 2014, representatives of Morgan Stanley contacted a corporate development executive of each of Strategic Party B and Strategic Party C regarding its potential interest in an acquisition of the Company. The corporate development executive of Strategic Party C responded on November 3, 2014 to arrange a time to discuss a potential transaction with representatives of Morgan Stanley by telephone on November 4, 2014.

On November 3, 2014, Mr. Cittadini sent an inquiry, which he identified as time-sensitive, to the persons at Strategic Party B and Strategic Party C who lead the commercial relationship between such parties and the Company. Neither such person responded to such contact.

On November 4, 2014, the Company publicly announced its third quarter financial results.

On November 4, 2014, representatives of Morgan Stanley spoke with a corporate development executive of Strategic Party B regarding its potential interest in an acquisition of the Company. Strategic Party B informed Morgan Stanley that it was considering whether it was interested, but did not require any additional information regarding the Company at such time.

Also on November 4, 2014, representatives of Morgan Stanley spoke with a corporate development executive of Strategic Party C regarding its potential interest in an acquisition of the Company. Strategic Party C informed Morgan Stanley that it would consider whether it was interested but did not require any additional information regarding the Company at such time.

Later on November 4, 2014, the Board held a meeting, with representatives of Morgan Stanley and Fenwick & West participating. The representatives of Fenwick & West reviewed with the Board its fiduciary duties in the context of considering a potential sale of the Company. The Board reviewed with the representatives of Morgan Stanley the status of contacts with Strategic Party A, Strategic Party B and Strategic Party C. The Board discussed with its advisors how to utilize OpenText’s request for an exclusive negotiating period in order to achieve an increased offer from OpenText. The Board determined to reject OpenText’s proposal of $6.50 per Share and its requests for a 4.0% termination fee, a minimum 9.0% increment as constituting a superior offer and the $2.0 million expense reimbursement provision and instructed Mr. Cittadini to convey these positions to OpenText, but also to indicate that the Board would potentially consider granting an exclusive negotiating period in exchange for an increased purchase price.

On November 5, 2014, Mr. Cittadini had a telephone call with Mr. Barrenechea in which Mr. Cittadini stated that the Board had rejected OpenText’s $6.50 per Share offer because the Board had determined that it represented insufficient value. Mr. Barrenechea stated that OpenText would, as a final offer, increase its proposal to $6.60 per Share, conditioned upon the Company entering into an exclusivity period in order for OpenText to proceed with due diligence and the negotiation of a definitive transaction agreement.

On November 6, 2014, in separate discussions, representatives of Morgan Stanley spoke further with corporate development executives of Strategic Party B and Strategic Party C, each of whom stated that that it was not interested in pursuing a potential acquisition transaction at such time and that it did not require any additional information regarding the Company.

Later on November 6, 2014, the Board held a meeting, with representatives of Morgan Stanley and Fenwick & West participating. The representatives of Morgan Stanley discussed with the Board the financial aspects of OpenText’s proposal of $6.60 per Share. The Board discussed with the Company’s management the Company’s business prospects on a stand-alone basis. The representatives of Fenwick & West discussed with the Board the proposed transaction timetable and OpenText’s requirement that the Company enter into a period of exclusivity to conduct due diligence and for the parties to negotiate definitive agreements. The Board discussed the recent communications with the other parties contacted regarding a potential acquisition transaction. The Board determined to grant OpenText a period of exclusivity for OpenText to conduct due diligence and for the parties to try to negotiate a definitive agreement providing for a transaction in which the Company stockholders would receive $6.60 per Share.

Following the Board meeting on November 6, 2014, Mr. Cittadini had a telephone call with Mr. Barrenechea to inform him that the Company was willing to proceed to negotiate definitive agreements for a transaction providing the Company’s stockholders with $6.60 per Share and permit OpenText to conduct due diligence on an exclusive basis.

On November 7, 2014, representatives of the Company, OpenText and their respective counsel at Fenwick & West and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”) had a telephone call to discuss the terms of exclusivity as well as OpenText’s request for a 4.0% termination fee, a minimum 9.0% increment as constituting a superior offer and the $2.0 million expense reimbursement provision.

Later on November 7, OpenText sent to the Company a revised written indication of interest proposing an all-cash acquisition of the Company at a price of $6.60 per Share and attaching a proposed exclusivity agreement. The indication of interest did not contain any terms requiring a pre-agreed termination fee amount, minimum superior offer increment or expense reimbursement.

On November 8, 2014, the Company sent to OpenText its proposed revisions to the exclusivity agreement proposed by OpenText. Later that day, the Company, OpenText and their respective counsel at Fenwick & West and Cleary Gottlieb negotiated the terms of the Exclusivity Agreement, following which the Company and OpenText executed the Exclusivity Agreement.

Commencing on November 10, 2014, representatives and advisors for OpenText were granted access to an online data room for purposes of OpenText’s due diligence review of the Company in connection with the proposed transaction. During the period from November 10, 2014 to December 4, 2014, representatives of OpenText and its legal and financial advisors engaged with the Company and its legal and financial advisors for the purpose of OpenText’s due diligence.

On November 20, 2014, Cleary Gottlieb provided a draft of the Merger Agreement to Fenwick & West, reflecting proposed definitive terms of the transaction, including a proposed termination fee of 4.0% of the equity value of the Company in the transaction, and a draft Tender and Voting Agreement to be entered into by certain of the Company’s stockholders.

On November 24, 2014, Fenwick & West provided to Cleary Gottlieb proposed revisions to the draft Merger Agreement, including among other terms, a proposed termination fee of 2.5% of the equity value of the Company in the transaction.

On November 25, 2014, the Company provided updated unaudited prospective financial information to OpenText. See also this Item 4 under the heading “Certain Unaudited Prospective Financial Information of the Company.”

On November 25 and 26, 2014, the Company and OpenText held a series of due diligence meetings. Between November 27, 2014 and December 4, 2014, OpenText and its advisors continued their due diligence of the Company.

From November 26, 2014 through December 4, 2014, representatives of the Company and OpenText and their respective financial and legal advisors engaged in negotiations concerning the proposed terms of the definitive agreements for the proposed transaction and agreed on the ability of the Company to (i) require Purchaser to extend the Offer, if, as of any Expiration Time, any condition to the Offer other than the Minimum Tender Condition (as defined below) has not been satisfied or waived by Purchaser, for additional periods of up to 10 business days each, (ii) require Purchaser to extend the Offer, if, as of any Expiration Time, all conditions to the Offer have been satisfied or waived by Purchaser other than the Minimum Tender Condition, on up to two occasions for additional periods of up to 10 business days each and (iii) subject to certain exceptions, extend the date after which either party would be entitled to terminate the Merger Agreement to a date not later than July 5, 2015 if certain conditions to the Offer related to regulatory approval or other government proceedings have not been satisfied or waived by April 2, 2015.

On December 3, 2014, the Company and OpenText agreed on a termination fee of $11.75 million, or approximately 3.55% of the equity value of the Company in the transaction.

On December 4, 2014, the Board held a meeting, with representatives from Morgan Stanley and Fenwick & West participating, to discuss the potential transaction. Representatives of Fenwick & West reviewed in detail the material terms and conditions of the Merger Agreement and the proposed transaction, including the Tender and Voting Agreement and the process for the Company to respond to unsolicited acquisition proposals and potentially terminate the Merger Agreement in order to accept a Superior Proposal as well as the amount of the termination fee and the circumstances under which it would be payable. Representatives of Morgan Stanley reviewed with the Board their financial analysis of the $6.60 per Share cash consideration to be received by holders of Shares pursuant to the Merger Agreement, and delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated December 4, 2014, to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken in connection with, such opinion, the $6.60 per Share cash consideration to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Morgan Stanley, dated December 4, 2014, is attached hereto as Annex A. See also this Item 4 under the heading “Opinion of Morgan Stanley, the Company’s Financial Advisor.” Following consideration of the proposed terms of the Merger Agreement, further discussions with management and its legal and financial advisors, and the factors described in this Item 4 under the heading “Reasons for the Board’s Recommendation,” the Board unanimously adopted resolutions that, among other things, determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable and fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby, approved the Tender and Voting Agreement and authorized the Company to execute, deliver and perform the Merger Agreement and recommended that the Company’s stockholders tender their Shares pursuant to the Offer.

Early on the morning of December 5, 2014, the Company, OpenText and Purchaser executed the Merger Agreement and the parties to the Tender and Voting Agreement executed the Tender and Voting Agreement.

Shortly following the execution of the Merger Agreement and prior to the opening of the financial markets on December 5, 2014, the Company and OpenText publicly announced the signing of the Merger Agreement.

Reasons for the Board’s Recommendation

In reaching its unanimous decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Board consulted with senior management of the Company regarding, among other things, the Company’s industry and its business and prospects as an independent company. The Board consulted with its financial advisor regarding the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the Transactions. The Board also consulted with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and the Tender and Voting Agreement and related issues. The Board believed that, taken as a whole, the following factors supported its determination to approve the Merger Agreement and the Transactions:

•	Offer Price.

•	the Company’s stockholders will be entitled to receive consideration of $6.60 per Share in cash upon the consummation of the Offer or the Merger, providing liquidity and certainty of value as compared to the uncertain future long-term value that the Company’s stockholders might or might not realize if the Company remained an independent public company.

•	the Offer Price represents a premium of approximately 89% to the closing price per Share on December 4, 2014 of $3.50, the last trading day prior to the public announcement of the Merger Agreement, and a premium of approximately 71% to average price per Share for the trading days during the 30 days preceding such announcement of $3.85.

•	the recent and historical market prices of Shares and the financial market conditions during that period. See this Item 4 under the heading “Opinion of Morgan Stanley, the Company’s Financial Advisor—Summary of Financial Analyses—Historical Trading Range Analysis.”

•	the Board’s belief, based on discussions and negotiations with Parent, that $6.60 per Share was the highest price Parent would be willing to pay; and

•	the Board’s belief, based on consultations with its financial advisor and the Company’s management, its review of strategic alternatives in 2013 and its recent communications with three other potential buyers, that it was unlikely that any other party would be willing to pay more than $6.60 per Share, in cash or otherwise. See this Item 4 under the heading “Background and Reasons for the Recommendation—Background of the Offer.”

•	Cash Consideration; Certainty of Value. The all-cash consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value for their Shares, while avoiding the risk of potentially failing to execute on the Company’s long-term business strategy. The all-cash purchase price also provides such stockholders with certainty of value for their Shares as compared to consideration payable in a hypothetical stock-for-stock transaction, which could be subject to fluctuation in the market prices of an acquirer’s stock and overall economic and stock market risk.

•	Prospects in Remaining Independent; Risks from Change in Business Model. The risks and uncertainties of continuing to operate as an independent public company, including the risks and uncertainties of achieving the Company’s long-term business plan. In particular, the Board considered:

•	the Company’s recent change from a perpetual licensing model to a subscription-based business model is not anticipated to be complete until 2017, may require additional investments and is anticipated to weaken the Company’s short-term earnings and increase downward pressure on the price per Share.

•	the Company’s financial projections that were prepared by the Company’s management and reviewed with the Board. For a description of these projections, see this Item 4 under the heading “Certain Unaudited Prospective Financial Information of the Company.”

•	the Board’s view that, even if the Company were to achieve its operating objectives as set forth in the financial projections, the potential likelihood that the implied present value of the Company’s future stock price would not exceed the Offer Price.

•	the potential for increased competition, particularly from larger competitors that have greater financial resources, larger sales forces, more extensive international presence and the ability to bundle services that compete with the Company’s product and service offerings, and from smaller independent vendors that offer solutions similar to that of the Company to some segments of the market.

•	the current economic uncertainty in the U.S. and the other markets in which the Company sells its products and services.

•	Opinion of Morgan Stanley. The oral opinion, subsequently confirmed in writing, provided to the Board at its meeting on December 4, 2014 by representatives of Morgan Stanley, that as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in the written opinion, the $6.60 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Morgan Stanley’s opinion is more fully described in this Item 4 under the heading “Opinion of Morgan Stanley, the Company’s Financial Advisor.” The full text of the written opinion of Morgan Stanley is attached hereto as Annex A.

•	No Financing Condition. Neither the Offer nor the Merger is conditioned on Parent obtaining any outside financing.

•	Solicitation of Interest. Prior to entering into the Exclusivity Agreement, the Board considered the parties that would likely have the financial ability and potential strategic interest in making an acquisition proposal to the Company, taking into account a strategic review process undertaken by the Company in May and June 2013, which involved discussions with a number of strategic corporate parties regarding their interest in a potential acquisition of the Company. Following such consideration, and following consultation with Morgan Stanley and discussion regarding the current business strategies of such strategic corporate parties and consideration of potential financial buyers that have been active investors in the Company’s industry, the Board determined the parties that should be contacted. None of such contacted parties made any proposals with respect to an acquisition of the Company. See this Item 4 under the heading “Background and Reasons for the Recommendation—Background of the Offer.”

•	Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under Section 262 of the DGCL. For a description of these appraisal rights, see Item 8 under the heading “Notice of Appraisal Rights.”

•	Speed and Likelihood of Consummation.

•	The Merger Agreement allows for sufficient time to consummate the Offer and the Merger, including the ability to extend the End Date (a defined in the Merger Agreement) if regulatory conditions are not met or if other conditions to the Offer are not met.

•	The structure of the acquisition of the Company by Parent as a two-step transaction effected pursuant to Section 251(h) of the DGCL without a stockholder’s vote to adopt the of the Merger Agreement enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Transactions), and allows the second-step Merger—in which stockholders who do not tender their Shares into the Offer will receive the same cash price per Share as is paid pursuant to the Offer—to be consummated as soon as practicable after the Offer is consummated.

•	Parent’s obligation to consummate the Offer and effect the Merger is subject to limited conditions, including the fact that:

•	Parent is obligated to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the Company in doing, all things reasonably necessary under applicable law to consummate the Transactions.

•	Purchaser is required, subject to certain conditions, to make the Offer on the terms set forth in the Merger Agreement.

•	subject to its circumscribed rights to terminate the Offer, and subject to certain conditions, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the Offer are not satisfied as of such date.

•	the consummation of the Offer is conditioned on there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of the Shares then outstanding, but excluding Shares that are owned as of the date of commencement of the Offer by the Company, Parent or any direct or indirect wholly subsidiary of Parent or the Company and excluding any Shares tendered by notice of guaranteed delivery that are not actually delivered to Computershare Trust Company, N.A., the depositary for the Offer, prior to the Expiration Time (the “Minimum Tender Condition”), which cannot be waived without the prior written consent of the Company.

•	the number of outstanding Shares (not including the Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time and Shares that are owned as of the date of commencement of the Offer by the Company, Parent or any direct or indirect wholly subsidiary of Parent or the Company) that must be validly tendered into the Offer and not validly withdrawn prior to the Expiration Time to satisfy the Minimum Tender Condition is a number of Shares that would represent at least a majority of the outstanding Shares at such time.

•	the Company may, under circumstances specified in the Merger Agreement, seek specific performance to cause Parent to consummate the Offer.

•	the business reputation and capabilities of Parent, including Parent’s substantial experience in the execution of mergers and acquisitions.

•	Ability to Respond to Acquisition Proposals. The Company’s ability, under certain circumstances specified in the Merger Agreement, prior to the consummation of the Offer, to (i) consider and respond to an unsolicited written Acquisition Proposal (as defined in the Merger Agreement) from a third party (which Acquisition Proposal was made after the date of the Merger Agreement and did not result from a breach of the non-solicitation provisions in the Merger Agreement) and (ii) provide non-public information to, and engage in negotiations or discussions with, the person making such a proposal if the Board, prior to taking any such actions, determines in good faith, after consultation the Company’s outside legal and financial advisors, that such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined in the Merger Agreement).

•	Change of Recommendation for Superior Proposal. The ability of the Board, in response to an unsolicited written Acquisition Proposal (which Acquisition Proposal was made after the date of the Merger Agreement and did not result from a breach of the non-solicitation provisions in the Merger Agreement), to modify or withdraw its recommendation to the Company’s stockholders and terminate the Merger Agreement if the Board determines in good faith (after consultation with its outside counsel and financial advisor) that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be inconsistent with the Board’s fiduciary duties to the Company’s stockholders under applicable law, subject to the terms of the Merger Agreement, including compliance by the Company with the restrictions on its ability to solicit Acquisition Proposals, certain matching rights of Parent, the Company’s obligation to enter into a definitive acquisition agreement in respect of the Superior Proposal and the Company’s obligation to pay to Parent a termination fee of $11.75 million, which represents approximately 3.55% of the equity value of the Company after giving effect to the Offer Price, an amount the Board believed would not substantially impede the making of a potential Superior Proposal.

•	Change of Recommendation for Intervening Event. The ability of the Board to modify or withdraw its recommendation to the Company’s stockholders under certain circumstances in response to a material development or material change in circumstances (other than an Acquisition Proposal) that occurs or arises after the date of the Merger Agreement that was not known and not reasonably foreseeable by the Board as of the date of the Merger Agreement, if the failure to take such action would be inconsistent with the Board’s fiduciary duties to the Company’s stockholders under applicable law, subject to a requirement to provide prior written notice to Parent.

•	Interim Conduct of Business. The Board’s belief that the Company will retain sufficient operating flexibility to conduct its business in the ordinary course between the execution of the Merger Agreement and consummation of the Offer and Merger.

•	Terms of the Tender and Voting Agreement. The Tender and Voting Agreement terminates upon any termination of the Merger Agreement in accordance with its terms, including upon the Company’s termination to accept a Superior Proposal, such that the existence of the Tender and Voting Agreement would not be likely to inhibit a Superior Proposal. A copy of the Tender and Voting Agreement is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

The Board also considered a variety of negative factors in its deliberations concerning the Merger Agreement and the Transactions, including the following:

•	No Participation by the Company’s Stockholders in Future Growth or Earnings. The consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of the Company’s assets, future earnings growth and future appreciation of the value of Shares that could occur if the Company’s plans were successfully implemented.

•	Risks of Not Closing. The risks and contingencies related to the announcement and pendency of the Offer and the Merger, including the potential impact on the Company’s employees and relationships with existing and prospective customers and business partners, as well as risks and costs if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential impact on the Company’s stock price and the effect on the Company’s business relationships.

•	Non-Solicitation and Related Provisions; Termination Fee. The Merger Agreement precludes the Company from actively soliciting alternative Acquisition Proposals that may be superior to the Offer and the Merger; the limited circumstances in which the Company may enter into or otherwise participate in any discussions regarding Acquisition Proposals, or agree to accept or recommend any Acquisition Proposals other than as described above with respect to Superior Proposals; the ability of Parent to match a Superior Proposal; and the requirement that the Company pay a $11.75 million termination fee to Parent (which represents approximately 3.55% of the equity value of the Company after giving effect to the Offer Price) related to a termination of the Merger Agreement in connection with a Superior Proposal in the circumstances specified in the Merger Agreement, all of which could dissuade another party from making an Acquisition Proposal for the Company. The Board noted, however, that these provisions of the Merger Agreement were insisted upon by Parent as a condition to its entering into the Merger Agreement.

•	Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, consummation of the Offer and the Merger and the substantial time and effort of management required to consummate the Offer and the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. An all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•	Interim Restrictions on Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, that, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending Transactions.

•	Operations; Hiring. The announcement and pendency of the Offer and the Merger, or failure to consummate the Offer or the Merger, may harm relationships with the Company’s employees, suppliers, distributors and customers, may divert management and employee attention away from the day-to-day operation of the Company’s business and may limit the Company’s ability to attract, hire and retain key management and personnel.

•	Structure of Transaction. The fact that the structure of the Transactions as a tender offer followed by a merger that does not require the vote of the Company’s stockholders could result in a relatively short period during which an unsolicited takeover proposal could be brought forth.

•	Expense Reimbursement. The requirement that the Company reimburse Parent for up to $1.25 million of its reasonable out-of-pocket expenses incurred in connection with the authorization, preparation, execution and performance of the Merger Agreement, the Tender and Voting Agreement and the Transactions if the Merger Agreement is terminated because the Offer has not been consummated by April 5, 2015 (as such date may be extended pursuant to the Merger Agreement) at a time when all conditions to the Offer have been satisfied or waived other than the Minimum Tender Condition, the failure of the Offer to be consummated did not result from the breach of the Merger Agreement by Parent or Purchaser and the termination fee of $11.75 million is not otherwise payable pursuant to the Merger Agreement in connection with such termination.

•	Termination by Parent. The risk that Parent may terminate the Merger Agreement in certain limited circumstances beyond the control of the Company.

•	Conditions. That while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the Offer and to the parties’ obligations to effect the Merger will be satisfied, and, as a result, the Offer and the Merger may not be consummated.

•	Tender and Voting Agreement. The fact that under the Tender and Voting Agreement, the Company’s chief executive officer and lead independent director, who together beneficially own approximately 9% of the outstanding Shares as of December 12, 2014, have agreed, among other things, to tender their Shares pursuant to the Offer. A copy of the Tender and Voting Agreement is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

•	Potential Conflicts of Interest. The Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders. See Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company.”

•	Litigation Risk. An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

The Board concluded that the risks and other potentially negative factors associated with the Merger Agreement and the Transactions were outweighed by the potential benefits of the Merger Agreement and the Transactions.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, the Board unanimously approved the Merger Agreement and the Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In considering the recommendation of the Board that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Company’s stockholders should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the other stockholders of the Company. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. See Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company.”

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Opinion of Morgan Stanley, the Company’s Financial Advisor

In connection with the Offer and the Merger, at the meeting of Board on December 4, 2014, Morgan Stanley rendered to the Board its oral opinion, subsequently confirmed in writing, that as of December 4, 2014, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in the written opinion, the $6.60 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated as of December 4, 2014, is attached hereto as Annex A. The opinion should be read in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this statement is qualified in its entirety by reference to the full text of the opinion. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness from a financial point of view of the consideration to be received by the holders of Shares pursuant to the Merger Agreement as of December 4, 2014. Morgan Stanley’s opinion does not address any other aspects of the Offer or the Merger and does not constitute a recommendation to any holder of Shares as to whether to tender Shares pursuant to the Offer, how to vote at any stockholders’ meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger.

Opinion of the Company’s Financial Advisor

The Board retained Morgan Stanley to provide the Board with financial advisory services in connection with its consideration of strategic alternatives, including a potential sale of the Company, and to render a financial opinion in connection with a possible sale of the Company. The Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs. At the meeting of the Board on December 4, 2014, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of December 4, 2014, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley, as set forth in the written opinion, the $6.60 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of December 4, 2014, is attached hereto as Annex A. The opinion should be read in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness from a financial point of view of the consideration to be received by the holders of Shares pursuant to the Merger Agreement as of December 4, 2014. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation to any holder of Shares as to whether to tender Shares pursuant to the Offer, how to vote at any stockholders’ meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the Company’s management;

•	discussed the past and current operations and financial condition and the prospects of the Company with the Company’s senior executives;

•	reviewed the reported prices and trading activity for Shares;

•	compared the Company’s financial performance and the prices and trading activity of Shares with that of certain other publicly-traded companies comparable with the Company and its securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company, Parent and their financial and legal advisors;

•	reviewed a draft of the Merger Agreement and certain related documents; and

•	performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer and the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the Offer and the Merger. Morgan Stanley did not make any independent valuation or appraisal of the Company’s assets or liabilities, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, December 4, 2014. Events occurring after December 4, 2014 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its opinion to the Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. The various analyses summarized below were based on the closing price of $3.50 per Share as of December 4, 2014, the last full trading day prior to the announcement of the execution of the Merger Agreement, and is not necessarily indicative of current market conditions.

Historical Trading Range Analysis

Morgan Stanley performed a trading range analysis with respect to the historical trading prices of Shares. Morgan Stanley reviewed the range of closing prices of Shares for various periods ending on December 4, 2014. Morgan Stanley observed the following:

Range of Closing Prices
Period Ending December 4, 2014
Last 1 Month	$3.50 – 4.20
Last 3 Months	$3.50 – 4.34
Last 6 Months	$3.50 – 4.83
Last 12 Months	$3.50 – 8.01

Morgan Stanley observed that the closing price of Shares was $3.50 on December 4, 2014 (the last full trading day prior to the announcement of the execution of the Merger Agreement). Morgan Stanley noted that the consideration per Share of $6.60 pursuant to the Merger Agreement reflected an approximately 89% premium to the closing price per Share on December 4, 2014 and an approximately 71% premium to the average closing price per Share for the trading days during the 30 days prior to and including December 4, 2014.

Equity Research Price Target Analysis

Morgan Stanley reviewed and analyzed future public market trading price targets for Shares prepared and published by equity research analysts prior to December 4, 2014 (the last full trading day prior to the announcement of the execution of the Merger Agreement). These one-year forward targets reflected each analyst’s estimate of the future public market trading price of Shares. The range of undiscounted analyst price targets was $4.75 to $7.00 per Share as of December 4, 2014, and Morgan Stanley noted that the median undiscounted analyst price target was $5.88 per Share. Morgan Stanley also discounted these price targets to present values using a discount rate of 11.4%, which rate was selected based on the Company’s estimated cost of equity, which resulted in discounted analyst price targets ranging from $4.26 to $6.28 per Share as of December 4, 2014.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for the Company with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics such as those that provide software as a service and have certain comparable operating characteristics, including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (collectively, the “comparable companies”). The comparable companies were the following:

Software-as-a-Service Companies

•	Blackbaud, Inc.

•	Jive Software, Inc.

•	MicroStrategy Incorporated

•	RealPage, Inc.

•	ServiceSource International, Inc.

Selected Midcap Enterprise Software Companies

•	Callidus Software Inc.

•	Manhattan Associates, Inc.

•	Progress Software Corporation

•	Sage Group plc

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value, which Morgan Stanley defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to revenue estimates prepared and published by equity research analysts for calendar years 2014 and 2015, of each of the comparable companies for comparison purposes.

Based on its analysis of the relevant metrics for each of the comparable companies, including the growth rate of the Company relative to the growth rate of the comparable companies, Morgan Stanley selected representative ranges of revenue multiples and applied these ranges of multiples to the estimated revenue for the Company. For purposes of this analysis and other analyses described below, Morgan Stanley utilized a set of revenue estimates prepared by the Company’s management over the same time period (the “Management Case”), which is more fully described in this Item 4 under the heading “Certain Unaudited Prospective Financial Information of the Company.”

Based on the number of outstanding Shares on a fully diluted basis (including outstanding options and restricted stock units) as of December 4, 2014, Morgan Stanley calculated the estimated implied value per Share as of December 4, 2014 as follows:

	Comparable Company Multiple Range	Implied Value Per Share
Calendar Year Financial Statistic
Management Case
Aggregate Value to Estimated 2014 Revenue	1.0x – 3.0x	$3.28 – $7.14
Aggregate Value to Estimated 2015 Revenue	1.0x – 2.5x	$3.11 – $5.87

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Morgan Stanley’s control, such as the impact of competition on the Company’s businesses and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects of the Company or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that share some characteristics with the Offer and the Merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for select software sector transactions with a value of $250.0 million to $750.0 million occurring between January 1, 2010 and December 4, 2014. The following is a list of the transactions reviewed:

Selected Technology Sector Transactions (Target / Acquiror)

Accelrys, Inc. / Dassault Systèmes S.A.

Convio, Inc. / Blackbaud, Inc.

Delcam plc / Autodesk, Inc.

DemandTec, Inc. / International Business Machines Corporation

DivX, Inc. / Sonic Solutions

Infogroup Inc. / CCMP Capital Advisors, LLC

Keynote Systems Inc. / Thoma Bravo, LLC

Magma Design Automation, Inc. / Synopsys, Inc.

MKS Inc. / Parametric Technology Corporation

Renaissance Learning, Inc. / Permira funds

SonicWALL, Inc. / Investor Group

Unica Corporation / International Business Machines Corporation

Vocus, Inc. / GTCR Valor Companies, Inc.

For each transaction listed above, Morgan Stanley noted the following financial statistics, where available: (1) the multiple of aggregate value of the transaction to next 12 months estimated revenue, (2) implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news) and (3) implied premium to the acquired company’s 30 trading day average closing share price prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news).

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant financial statistic for the Company. For purposes of estimated next 12 months revenue, Morgan Stanley utilized estimates included in the Management Case. The following table summarizes Morgan Stanley’s analysis:

	Representative Range	Implied Value Per Share
Precedent Transactions Financial Statistic
Management Case
Aggregate Value to Estimated Next 12 Months Revenue	2.4x – 3.4x	$5.82 – $7.54
Premia
Premium to 1-Trading Day Prior Closing Share Price	20.0% – 50.0%	$4.20 – $5.25
Premium to 30-Day Average Closing Share Price	25.0% – 55.0%	$4.81 – $5.97

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business or the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. The fact that points in the range of implied present value per Share derived from the valuation of precedent transactions were less than or greater than the Offer Price is not necessarily dispositive in connection with Morgan Stanley’s analysis of the Offer Price, but one of many factors Morgan Stanley considered.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of the company. Morgan Stanley calculated a range of implied equity values per Share based on estimates of future cash flows from the Management Case. For the analysis utilizing the Management Case, projections through 2018 were based on management projections, and projections for 2019 through 2024 were developed by an extrapolation of 2018 estimates in the management projections based on 2018 growth and margin performance in the Management Case to reach a steady state margin and growth profile by 2024. Morgan Stanley calculated the net present value of free cash flows for the Company for the years 2015 through 2024 and calculated terminal values in the year 2024 based on a terminal perpetual growth rate ranging from 2.0% to 4.0%. This range of perpetual growth rates was based on Morgan Stanley’s estimate of long-term steady state growth for the Company, after consultation with and guidance from the Company’s management. These values were discounted to present values as of December 31, 2013 at a discount rate ranging from 10.4% to 12.4% to calculate an aggregate value for the Company. These discount rates were based on Morgan Stanley’s calculation of the Company’s weighted average cost of capital.

The following table summarizes Morgan Stanley’s analysis:

Implied Present Value Per Share
Management Case	$4.36 – $6.49

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value for such company’s potential future equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per Share on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2016 revenue estimates from the Management Case. Morgan Stanley applied a range of aggregate value to revenue multiples derived from its comparable company analysis to these estimates and applied a discount rate of 11.4%, which rate was selected based on the Company’s estimated cost of equity.

The following table summarizes Morgan Stanley’s analysis:

	Comparable Company Representative Multiple Range	Implied Present Value Per Share
Calendar Year 2016 Aggregate Value to Revenue
Management Case	2.0x – 3.0x	$4.62 – $6.29

General

In connection with the review of the Offer and the Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company, or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of Shares pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated December 4, 2014, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

The consideration to be received by the holders of Shares pursuant to the Merger Agreement was determined through arm’s length negotiations between the Company and Parent and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations, but did not, however, recommend any specific consideration to the Company or the Board or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley’s opinion does not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion expressed no opinion or recommendation as to whether the Company’s stockholders should tender their Shares pursuant to the Offer, how to vote at any stockholders’ meeting held in connection with the Merger or take any other action in connection with the Offer or the Merger.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement and the Transactions, including the Offer and the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration pursuant to the Merger Agreement or of whether the Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, securities underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other financings, and valuations for corporate, estate and other purposes. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or for the accounts of their customers, in debt or equity securities or loans of the Company and Parent, or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Board with financial advisory services and a financial opinion, described in this section and attached hereto as Annex A, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley an aggregate fee currently estimated to be approximately $4.0 million for its services, $1.0 million of which was due upon the execution of the Merger Agreement and approximately $3.0 million of which is contingent upon the consummation of the Offer. The Company has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

The Company has previously engaged Morgan Stanley for advisory services, though no fees were paid to Morgan Stanley in connection with those services. In addition, Morgan Stanley is currently providing financing services to Parent that are unrelated to the Offer and the Merger and expects to receive customary fees in connection with such services, which fees are expected to be less than the financial advisory fees to be received by Morgan Stanley in connection with the Offer and the Merger. Except for the foregoing matters, in the two years prior to the date of its opinion, Morgan Stanley has not provided financial advisory services or financing services for the Company or Parent. Morgan Stanley may seek to provide such services to the Company and Parent in the future and would expect to receive fees for the rendering of these services.

Certain Unaudited Prospective Financial Information of the Company

The Company’s management provided to Morgan Stanley in October 2014 certain unaudited prospective financial information as of September 2014 for fiscal years 2014 through 2018 (the “September Projections”), based principally (but not exclusively) on which Morgan Stanley prepared a preliminary financial analysis of a potential strategic transaction, which was reviewed by the Board at its meeting on November 6, 2014. Thereafter, the Company’s management prepared, and reviewed with the Board, updated unaudited prospective financial information as of November 2014 for fiscal years 2014 through 2018 (such updated unaudited prospective financial information, the “November Projections,” and together with the September Projections, the “Projections”) based upon the Company’s most recent financial performance in 2014 (in which the Company experienced subscription revenue growth that was lower than previously expected) and revised projections regarding the Company’s business. The Company provided the November Projections to Morgan Stanley in connection with the rendering of Morgan Stanley’s opinion to the Board and performing its related financial analysis, as described in this Item 4 under the heading “Opinion of Morgan Stanley, the Company’s Financial Advisor.” The November Projections were also made available to Parent (subject to the subsequent revisions noted below). Parent also received an earlier version of the Projections prepared by the Company’s management in June 2014 that was updated by the September Projections and the November Projections (to reflect updated financial performance data and revised projections regarding the Company’s business). The Projections are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares pursuant to the Offer, to seek appraisal rights or for any other purpose.

The Projections were not prepared with a view toward public disclosure. While presented with numerical specificity, the Projections reflect numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Projections were, in general, prepared for internal use and are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. In addition, the Projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that the Company and its financial advisor, Parent or anyone who received this information then considered, or now considers, them to be material information about the Company or a reliable prediction of future events, and this information should not be relied upon as such. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Forward-Looking Statements.”

The Projections were not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 relates to the Company’s historical financial information. It does not extend to the Projections and should not be read to do so. Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the Projections do not take into account the effect of the Offer or the Merger, or any failure of the Offer or the Merger to be consummated.

November Projections

The following table summarizes the November Projections:

Consolidated Summary of the November Projections

($ in millions)

	2014	2015		2016	2017	2018
Non-GAAP Total Revenue	$101.8	$93.6		$91.4	$98.1	$110.5
Non-GAAP Cost of Goods Sold & Operating Expenses	99.1	97.3		97.3	99.3	101.2
Non-GAAP Operating Income	2.7	(3.7)		(5.9)	(1.1)	9.3
Non-GAAP Interest / Other Income	0.2	0.1		0.1	0.1	0.1
Non-GAAP Income Before Taxes	2.8	(3.6)		(5.8)	(1.0)	9.4
Non-GAAP Taxes	0.9	(1.1)		(1.7)	(0.3)	2.8
Non-GAAP Net Income	2.0	(2.5)		(4.0)	(0.7)	6.6

Cash Flow Items:
Capital Expenditures	0.3	2.4		2.6	2.8	3.0
Stock-Based Compensation	7.0	6.3		6.5	7.0	7.5
Decrease/(Increase) in Net Working Capital	2.6	2.6	(1)	(2.1)	6.8	2.0	(1)

(1)	The version of the November Projections that was provided to Parent set forth a Decrease / (Increase) in Net Working Capital of 0.0 for fiscal year 2015 and (2.2) for fiscal year 2018, which figures were revised by the Company’s management to reflect a decrease in projected current assets in fiscal year 2015 and an increase in projected deferred revenue in fiscal year 2018.

The November Projections include certain “non-GAAP financial measures.” A non-GAAP financial measure refers to a numerical financial measure that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable financial measure calculated and presented in accordance with GAAP. Below is a reconciliation of the non-GAAP financial measures contained in the November Projections set forth above to the most directly comparable financial measures prepared in accordance with GAAP (in millions):

	2014	2015	2016	2017	2018
GAAP Total Revenue	$101.1	$93.6	$91.4	$98.1	$110.5
Deferred Revenue Adjustment	0.7	—	—	—	—
Non-GAAP Total Revenue	101.8	93.6	91.4	98.1	110.5

GAAP Cost of Goods Sold & Operating Expenses	112.1	107.0	107.2	107.6	109.8
Amortization of Purchased Technology and Other Intangibles	(3.1)	(3.2)	(3.2)	(1.1)	(0.9)
Stock-based Compensation Expense	(7.0)	(6.3)	(6.5)	(7.0)	(7.5)
Restructuring Charges	(0.6)	(0.2)	(0.2)	(0.2)	(0.2)
Acquisition-Related Costs	(1.1)	—	—	—	—
One-time Termination Costs	(1.0)	—	—	—	—
One-time Professional Services Fees	(0.2)	—	—	—	—
Non-GAAP Cost of Goods Sold & Operating Expenses	99.1	97.3	97.3	99.3	101.2

GAAP Operating Income	(11.0)	(13.4)	(15.7)	(9.4)	0.7
Deferred Revenue Adjustment	0.7	—	—	—	—
Amortization of Purchased Technology and Other Intangibles	3.1	3.2	3.2	1.1	0.9
Stock-based Compensation Expense	7.0	6.3	6.5	7.0	7.5
Restructuring Charges	0.6	0.2	0.2	0.2	0.2
Acquisition-Related Costs	1.1	—	—	—	—
One-time Termination Costs	1.0	—	—	—	—
One-time Professional Services Fees	0.2	—	—	—	—
Non-GAAP Operating Income	2.7	(3.7)	(5.9)	(1.1)	9.3

GAAP Interest/Other Income	0.7	(0.5)	(0.5)	(0.5)	(0.5)
Foreign Currency Exchange	(0.6)	0.6	0.6	0.6	0.6
Non-GAAP Interest/Other Income	0.2	0.1	0.1	0.1	0.1

GAAP Income Before Taxes	(10.2)	(13.9)	(16.2)	(9.9)	0.2
Deferred Revenue Adjustment	0.7
Amortization of Purchased Technology and Other Intangibles	3.1	3.2	3.2	1.1	0.9
Stock-based Compensation Expense	7.0	6.3	6.5	7.0	7.5
Restructuring Charges	0.6	0.2	0.2	0.2	0.2
Acquisition-Related Costs	1.1	—	—	—	—
One-time Termination Costs	1.0	—	—	—	—
One-time Professional Services Fees	0.2	—	—	—	—
Foreign Currency Exchange	(0.6)	0.6	0.6	0.6	0.6
Non-GAAP Income Before Taxes	2.8	(3.6)	(5.8)	(1.0)	9.4

GAAP Taxes	(0.7)	(3.4)	(5.0)	—	—
Adjustment to Non-GAAP Tax Rate	1.6	2.3	3.3	(0.3)	2.8
Non-GAAP Taxes	0.9	(1.1)	(1.7)	(0.3)	2.8

GAAP Net Income	(9.5)	(10.5)	(11.2)	(9.9)	0.2
Deferred Revenue Adjustment	0.7	—	—	—	—
Amortization of Purchased Technology and Other Intangibles	3.1	3.2	3.2	1.1	0.9
Stock-based Compensation Expense	7.0	6.3	6.5	7.0	7.5
Restructuring Charges	0.6	0.2	0.2	0.2	0.2
Acquisition-Related Costs	1.1	—	—	—	—
One-time Termination Costs	1.0	—	—	—	—
One-time Professional Services Fees	0.2	—	—	—	—
Foreign Currency Exchange	(0.6)	0.6	0.6	0.6	0.6
Adjustment to Non-GAAP Tax Rate	(1.6)	(2.3)	(3.3)	0.3	(2.8)
Non-GAAP Net Income	2.0	(2.5)	(4.0)	(0.7)	6.6

September Projections

The following table summarizes the September Projections:

Consolidated Summary of the September Projections

($ in millions)

	2014	2015	2016	2017	2018
Non-GAAP Total Revenue	$102.9	$90.8	$91.4	$99.5	$112.7
Non-GAAP Cost of Goods Sold & Operating Expenses	100.4	94.7	96.0	97.5	100.2
Non-GAAP Operating Income	2.5	(3.9)	(4.6)	2.0	12.5
Non-GAAP Interest / Other Income	0.1	0.1	0.1	0.1	0.1
Non-GAAP Income Before Taxes	2.6	(3.8)	(4.5)	2.1	12.6
Non-GAAP Taxes	0.8	—	—	0.6	3.8
Non-GAAP Net Income	1.8	(3.8)	(4.5)	1.5	8.8

Cash Flow Items:
Capital Expenditures	0.4	2.4	2.6	2.8	3.0
Stock-Based Compensation	7.2	6.3	6.5	7.0	7.5
Decrease/(Increase) in Net Working Capital	0.9	2.1	5.3	10.5	6.8

Below is a reconciliation of the non-GAAP financial measures contained in the September Projections set forth above to the most directly comparable financial measures prepared in accordance with GAAP (in millions):

	2014	2015	2016	2017	2018
GAAP Total Revenue	$102.2	$90.8	$91.4	$99.5	$112.7
Deferred Revenue Adjustment	0.7	—	—	—	—
Non-GAAP Total Revenue	102.9	90.8	91.4	99.5	112.7

GAAP Cost of Goods Sold & Operating Expenses	112.3	104.4	105.9	105.8	108.8
Amortization of Purchased Technology and Other Intangibles	(3.1)	(3.2)	(3.2)	(1.1)	(0.9)
Stock-based Compensation Expense	(7.2)	(6.3)	(6.5)	(7.0)	(7.5)
Restructuring Charges	(0.3)	(0.2)	(0.2)	(0.2)	(0.2)
Acquisition-Related Costs	(0.4)	—	—	—	—
One-time Termination Costs	(0.9)	—	—	—	—
One-time Professional Services Fees	—	—	—	—	—
Non-GAAP Cost of Goods Sold & Operating Expenses	100.4	94.7	96.0	97.5	100.2

GAAP Operating Income	(10.1)	(13.6)	(14.5)	(6.3)	3.9
Deferred Revenue Adjustment	0.7	—	—	—	—
Amortization of Purchased Technology and Other Intangibles	3.1	3.2	3.2	1.1	0.9
Stock-based Compensation Expense	7.2	6.3	6.5	7.0	7.5
Restructuring Charges	0.3	0.2	0.2	0.2	0.2
Acquisition-Related Costs	0.4	—	—	—	—
One-time Termination Costs	0.9	—	—	—	—
One-time Professional Services Fees	—	—	—	—	—
Non-GAAP Operating Income	2.5	(3.9)	(4.6)	2.0	12.5

GAAP Interest/Other Income	(0.4)	(0.5)	(0.5)	(0.5)	(0.5)
Foreign Currency Exchange	0.5	0.6	0.6	0.6	0.6
Non-GAAP Interest/Other Income	0.1	0.1	0.1	0.1	0.1

GAAP Income Before Taxes	(10.5)	(14.1)	(15.0)	(6.8)	3.4
Deferred Revenue Adjustment	0.7	—	—	—	—
Amortization of Purchased Technology and Other Intangibles	3.1	3.2	3.2	1.1	0.9
Stock-based Compensation Expense	7.2	6.3	6.5	7.0	7.5
Restructuring Charges	0.3	0.2	0.2	0.2	0.2
Acquisition-Related Costs	0.4	—	—	—	—
One-time Termination Costs	0.9	—	—	—	—
One-time Professional Services Fees	—	—	—	—	—
Foreign Currency Exchange	0.5	0.6	0.6	0.6	0.6
Non-GAAP Income Before Taxes	2.6	(3.8)	(4.5)	2.1	12.6

GAAP Taxes	(2.1)	(3.4)	—	—	—
Adjustment to Non-GAAP Tax Rate	2.9	3.4	—	0.6	3.8
Non-GAAP Taxes	0.8	—	—	0.6	3.8

GAAP Net Income	(8.4)	(10.7)	(15.0)	(6.8)	3.4
Deferred Revenue Adjustment	0.7	—	—	—	—
Amortization of Purchased Technology and Other Intangibles	3.1	3.2	3.2	1.1	0.9
Stock-based Compensation Expense	7.2	6.3	6.5	7.0	7.5
Restructuring Charges	0.3	0.2	0.2	0.2	0.2
Acquisition-Related Costs	0.4	—	—	—	—
One-time Termination Costs	0.9	—	—	—	—
One-time Professional Services Fees	—	—	—	—	—
Foreign Currency Exchange	0.5	0.6	0.6	0.6	0.6
Adjustment to Non-GAAP Tax Rate	(2.9)	(3.4)	—	(0.6)	(3.8)
Non-GAAP Net Income	1.8	(3.8)	(4.5)	1.5	8.8

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

Neither the Company nor any other person to whom the Projections were provided or any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of the Company compared to the information included in the Projections. In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Projections.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

In connection with Morgan Stanley’s services as the Company’s financial advisor, the Company has agreed to pay Morgan Stanley an aggregate fee currently estimated to be approximately $4.0 million, of which approximately $1.0 million was payable upon the execution of the Merger Agreement and approximately $3.0 million is payable contingent upon consummation of the Offer. The Company has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

Except as otherwise described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to its stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
N. Nobby Akiha	11/07/2014	10,000	$2.48	Shares acquired pursuant to exercise of stock options
N. Nobby Akiha	11/07/2014	10,000	$3.837	Sale effected pursuant to Rule 10b5-1 trading plan
N. Nobby Akiha	12/05/2014	35,000	$3.59	Shares acquired pursuant to exercise of stock options
N. Nobby Akiha	12/05/2014	35,000	$6.55	Sale effected pursuant to Rule 10b5-1 trading plan
N. Nobby Akiha	12/08/2014	5,000	$3.59	Shares acquired pursuant to exercise of stock options
N. Nobby Akiha	12/08/2014	10,000	$2.48	Shares acquired pursuant to exercise of stock options
N. Nobby Akiha	12/08/2014	15,000	$6.552	Sale effected pursuant to Rule 10b5-1 trading plan

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

Stockholder Approval Not Required

If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a stockholder vote to adopt the Merger Agreement or effect the Merger, in accordance with Section 251(h) of the DGCL.

Section 203 of the DGCL

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. The Board has taken all action required to be taken in order to exempt the Merger Agreement and the Transactions from the restrictions on business combination of Section 203 of the DGCL.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not attempted to comply with any such laws. In the event it is asserted that any such laws apply to the Offer or the Merger, then the Company and the Board (together with Parent, Purchaser and their respective boards of directors) may be required to take additional actions to consummate the Offer and/or the Merger, or otherwise act to render such laws inapplicable to the Offer and/or the Merger.

Notice of Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL are entitled to appraisal rights in connection with the Merger.

The following discussion summarizes appraisal rights of stockholders under the DGCL, particularly the procedural steps required to perfect appraisal rights, in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the Merger is consummated, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares pursuant to the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which will occur on the date on which Shares are irrevocably accepted for purchase pursuant to the Offer, and 20 days after the date of mailing of this notice, deliver to the Company at the address indicated below, a written demand for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of such Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above on or within 10 days after the Effective Date, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a stockholder’s failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of his, her or its appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Actuate Corporation, 951 Mariners Island Boulevard, Suite 700, San Mateo, California 94404, Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for Shares owned by such holder. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of Shares, which may be a central securities depository nominee if Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to Shares held for one or more beneficial owners while not exercising such rights with respect to Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Purchaser and the Company reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, without interest and less any applicable withholding taxes. If no petition for appraisal is filed with the Court of Chancery within 120 days after the Effective Time, the stockholders’ rights to appraisal will cease, and all holders of Shares will be entitled to receive the Offer Price, without interest and less any applicable withholding taxes. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and to accept the Offer by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as such court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the Effective Time.

A stockholder wishing to exercise his, her, or its appraisal rights with respect to any Share must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If a stockholder tenders his, her, or its Shares in the Offer or fails to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of such stockholder’s appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares in the Offer may not be consummated until the expiration of a 15-calendar-day waiting period following the filing of a Premerger Notification and Report Form concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and the Company filed on December 15, 2014 such Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on December 30, 2014, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. If either the

15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. Complying with a Second Request can take significant time. Although the Company is also required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13 under the heading “Conditions to the Offer” in the Offer to Purchase.

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company, Purchaser and Parent believe that no mandatory antitrust premerger notification filing is required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, the Company, Purchaser and Parent believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, the Company, Purchaser and Parent cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13 under the heading “Conditions to the Offer” in the Offer to Purchase.

Rights Agreement

Prior to the execution of the Merger Agreement, on December 4, 2014, the Company and Computershare Trust Company, N.A., as rights agent, entered into an amendment (the “Rights Agreement Amendment”) to the Rights Agreement, dated as of June 18, 2014 (the “Rights Agreement”). The Rights Agreement Amendment provides that none of the approval, execution, delivery or performance of the Merger Agreement and/or the Tender and Voting Agreement, the making or consummation of the Offer, the consummation of the Merger or the other Transactions, or the public announcement of the foregoing, will trigger the rights issued under the Rights Agreement, and further provides that the Rights Agreement will expire immediately prior to the Effective Time. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Rights Agreement Amendment, which is filed as Exhibit (a)(5)(v) to this Schedule 14D-9 and is incorporated by reference herein.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

Golden Parachute Compensation

Background

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide information about any agreement or understanding, whether written or unwritten, between each of the Company’s named executive officers and the Company or Purchaser concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this Schedule 14D-9 such term is used to describe the compensation payable to the Company’s named executive officers as it relates to the Transactions. The Company has entered into certain change in control and severance agreements with the named executive officers of the Company, which provide for potential compensation in connection with the Transactions. The terms and conditions of the change in control and severance agreements are described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Change in Control Agreements,” which is incorporated by reference herein.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the Transactions. If the Offer is consummated in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “Change in Control” under the terms of Change in Control Agreements with the Company’s named executive officers and the named executive officers may become entitled to receive certain payments and benefits. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer is consummated on January 16, 2015, (ii) the Offer Price is $6.60 per Share and (iii) with respect to calculating the portion of equity awards subject to accelerated vesting, each applicable named executive officer incurs a termination of his or her employment without “cause” or for “good reason” on the date immediately following the change in control. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below, see Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Change in Control Agreements.”

To the extent that the payments and benefits shown below constitute “excess parachute payments” for purposes of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the named executive officer will either have his or payments and benefits reduced to the highest amount that could be paid without being considered an “excess parachute payment” under Section 280G of the Code or, if greater, receive the after-tax amount of his or her payment and benefits taking into account the excise tax imposed under Section 4999 of the Code and any applicable federal, state and local taxes. The amounts set forth below do not take into effect any possible reduction due to the application of Section 280G of the Code as set forth above. No named executive officer is entitled to tax gross ups on these payments and benefits.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Peter I. Cittadini	1,276,019	3,078,063	—	27,000	—	—	4,381,082
Daniel A. Gaudreau	796,605	1,412,146	—	27,000	—	—	2,235,751
N. Nobby Akiha	346,368	197,777	—	18,000	—	—	562,145
Thomas E. McKeever	458,523	371,747	—	18,000	—	—	848,270
Dylan Boudraa	376,916	561,598	—	18,000	—	—	956,514

(1)	Amounts in this column represent the “single trigger” cash severance amounts payable under Messrs. Cittadini and Gaudreau’s respective Change in Control Agreements, each, as amended by a CIC Amendment as described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Change in Control Agreements.” Messrs. Cittadini and Gaudreau’s severance will be paid within five business days after the required release becomes effective, but no later than March 15 of the year following the year of the change in control. Amounts in this column represent the “double trigger” cash severance amounts payable under Messrs. Akiha, McKeever and Boudraa’s respective Change in Control Agreements, as amended by a CIC Amendment in the event of an Involuntary Termination within 12 months following a change in control or a termination of employment other than for cause during the Pre-Closing Period. Messrs. Akiha, McKeever and Boudraa’s severance will be paid within five business days after the required release becomes effective, but no later than March 15 of the year following the year of the change in control. The cash severance for Mr. Cittadini reflects $733,557, which is 1.5 times Mr. Cittadini’s base salary and $542,462, which is 1.5 times Mr. Cittadini’s average bonus for the three-year period ending on the fiscal year ending immediately prior to the change in control. The cash severance for Mr. Gaudreau reflects $538,290, which is 1.5 times Mr. Gaudreau’s base salary and $258,315, which is 1.5 times Mr. Gaudreau’s average bonus for the three-year period ending on the fiscal year ending immediately prior to the change in control. The cash severance for Mr. Akiha reflects $265,000, which is 1.0 times Mr. Akiha’s base salary and $81,368, which is 1.0 times Mr. Akiha’s average bonus for the three-year period ending with the fiscal year ending immediately prior to the change in control or the fiscal year immediately prior to the year in which Involuntary Termination occurs, whichever is greater. The cash severance for Mr. McKeever reflects $274,100, which is 1.0 times Mr. McKeever’s base salary and $84,423, which is 1.0 times Mr. McKeever’s average bonus for the three-year period ending with the fiscal year ending immediately prior to the change in control or the fiscal year immediately prior to the year in which Involuntary Termination occurs, whichever is greater. In addition, Mr. McKeever will receive a “single trigger” payment of $100,000 in connection with the Merger. The cash severance for Mr. Boudraa reflects $225,000, which is 1.0 times Mr. Boudraa’s base salary and $151,916, which is 1.0 times Mr. Boudraa’s average bonus for the three year period ending with the fiscal year ending immediately prior to the change in control or the fiscal year immediately prior to the year in which Involuntary Termination occurs, whichever is greater. Since the base salaries and average bonuses of the named executives officers in effect immediately prior to the change in control and Involuntary Termination are not known, the amounts in this column reflect the executives’ respective base salaries and average bonuses as of December 16, 2014.

(2)

Amounts in this column represent the estimated value of the (i) “single trigger” acceleration of Options held by all named executive officers, the vesting of which will accelerate in full in accordance with the Merger Agreement, (ii) the “single trigger” acceleration of Time-Vested RSUs units held by Messrs. Cittadini and Gaudreau, the vesting of which will accelerate in full in connection with the change in control pursuant to Messrs. Cittadini and Gaudreau’s respective Change in Control Agreements, each, as amended by a CIC Amendment as described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Change in Control Agreements” and (iii) the double-trigger acceleration of Time-Vested RSUs held by Messrs. Akiha, McKeever and Boudraa that are subject to full acceleration in the event of an Involuntary Termination within 12 months following a change in control or a termination of employment by the Company other than for cause during the Pre-Closing Period pursuant to

Messrs. Akiha, McKeever and Boudraa’s respective Change in Control Agreements, as amended by a CIC Amendment. Notwithstanding the foregoing, any Time-Vested RSUs that do not accelerate in connection with an Involuntary Termination will accelerate in full on the first anniversary of the Effective Time. Pursuant to the Merger Agreement, Options outstanding immediately before the Effective Time will accelerate and be converted into the right to receive an amount of cash described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Equity Awards—Treatment of Stock Options” and vested Time-Vested RSUs will convert into cash and unvested Time-Vested RSUs will convert into restricted cash, each in the amount described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Effect of the Offer and the Merger on Equity Awards—Treatment of RSUs” above. The value of the “single trigger” acceleration with respect to Options is $17,313 for Mr. Cittadini, $9,646 for Mr. Gaudreau, $8,027 for Mr. Akiha, $29,372 for Mr. McKeever and $25,348 for Mr. Boudraa. The value of the “single trigger” acceleration with respect to the Time-Vested RSUs is $3,060,750 for Mr. Cittadini, $1,402,500 for Mr. Gaudreau. The value of the “double trigger” acceleration with respect to Time-Vested RSUs is $189,750 for Mr. Akiha, $342,375 for Mr. McKeever and $536,250 for Mr. Boudraa. The cash payment in respect of Time-Vested RSUs will be paid pursuant to the settlement schedules that applied immediately prior to the effective time of the Merger under the award agreement applicable to such Time-Vested RSUs, including pursuant to certain deferral elections that defer the payment of consideration until the named executive officer’s separation from service. The value of the Time-Vested RSUs that are subject to single trigger or double trigger acceleration and that are subject to deferral elections is $3,060,750 for Mr. Cittadini, $1,402,500 for Mr. Gaudreau, $235,125 for Mr. McKeever and $74,250 for Mr. Boudraa.

(3)	Amounts in this column represent the estimated value of the “double trigger” payments for continuation of health coverage at the Company’s expense pursuant to the COBRA for (i) 18 months, in the case of Messrs. Cittadini and Gaudreau to which each of Messrs. Cittadini and Gaudreau would be entitled under his Change in Control Agreement, as amended by the CIC Amendments, following the date Messrs. Cittadini and Gaudreau terminate employment with the Company or its affiliate (for any reason) or if Messrs. Cittadini and Gaudreau are subject to a termination of employment by the Company other than for cause during the Pre-Closing Period and (ii) 12 months, in the case of Messrs. Akiha, McKeever and Boudraa to which each named executive officer would be entitled under his Change in Control Agreements, as amended by a CIC Amendment if within 12 months following the change in control, the named executive officer is subject to an Involuntary Termination or a termination of the named executive’s employment by the Company other than for cause during the Pre-Closing Period. The value of the double trigger COBRA Payments is based upon the type of insurance coverage the Company carried for each named executive officer as of December 16, 2014 and is valued at the premiums in effect on December 16, 2014.

Litigation

None.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including the timing of the Transactions and other information relating to the Transactions. Without limiting the foregoing, words such as “believes,” “plans,” “anticipates,” “forecasts,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “would,” “assuming,” “potential,” or similar expressions are intended to identify forward-looking statements. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the Transactions, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger, uncertainties as to how many of the Company’s stockholders will tender their Shares pursuant to the Offer, the risk that competing offers or acquisition proposals will be made, the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger, the effects of disruption from the Transactions on the Company’s business, including diverting management’s attention from the Company’s ongoing business operations, and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners, the amount of the costs, fees, expenses and charges related to the Transactions, the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability, other uncertainties pertaining to the business of the Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the SEC on March 7, 2014 and in other periodic reports and filings with the SEC from time to time, including the Company’s Quarterly Reports on Form 10-Q. We believe that the assumptions on which the forward-looking statements in this document are based are reasonable. However, the Company can provide no assurance that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on the Company’s business or operations. In light of significant uncertainties inherent in the forward-looking statements contained herein, the reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements to reflect events or circumstances after the date of this document or to update reasons why actual results could differ from those anticipated in forward-looking statements in this document, except as required by law. All subsequent written and oral forward-looking statements concerning the Transactions or other matters addressed in this document and attributable to the Company or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Item 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated December 16, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(vi)	Letter dated December 16, 2014 to the stockholders of Actuate Corporation.*

(a)(2)	Opinion of Morgan Stanley & Co. LLC, dated December 4, 2014 (incorporated by reference to Annex A to this Schedule 14D-9).*

(a)(3)	None.

(a)(4)	None.

Exhibit No.	Description

(a)(5)(i)	Press Release issued by Actuate Corporation on December 5, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on December 5, 2014).

(a)(5)(ii)	Press Release issued by Open Text Corporation on December 5, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Open Text Corporation on December 5, 2014).

(a)(5)(iii)	Form of Summary Advertisement published in the Wall Street Journal on December 16, 2014 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(iv)	Rights Agreement, dated as of June 18, 2014, by and between Actuate Corporation and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on June 23, 2014).

(a)(5)(v)	First Amendment to Rights Agreement, dated as of December 4, 2014, by and between Actuate Corporation and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on December 5, 2014).

(a)(5)(vi)	Press Release issued by Open Text Corporation on December 16, 2014 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of December 5, 2014, by and among, Open Text Corporation, Asteroid Acquisition Corporation and Actuate Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on December 5, 2014).

(e)(2)	Tender and Voting Agreement, dated as of December 5, 2014, by and among Open Text Corporation, Asteroid Acquisition Corporation, and certain stockholders of Actuate Corporation (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Mutual Non-Disclosure Agreement, dated July 24, 2014, by and between Actuate Corporation and Open Text Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Exclusivity Agreement, dated as of November 8, 2014, by and between Open Text Corporation and Actuate Corporation (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Form of Letter Agreement between Actuate Corporation and its executive officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on July 24, 2014).

(e)(6)	Amendment to Letter Agreement, dated December 5, 2014, by and between Actuate Corporation and Peter I. Cittadini (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on December 5, 2014).

(e)(7)	Amendment to Letter Agreement, dated December 5, 2014, by and between Actuate Corporation and Daniel A. Gaudreau (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on December 5, 2014).

(e)(8)	Amendment to Letter Agreement, dated December 9, 2014, by and between Actuate Corporation and Nobby Akiha (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on December 9, 2014).

(e)(9)	Amendment to Letter Agreement, dated December 9, 2014, by and between Actuate Corporation and Thomas E. McKeever (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on December 9, 2014).

Exhibit No.	Description

(e)(10)	Amendment to Letter Agreement, dated December 9, 2014, by and between Actuate Corporation and Dylan Boudraa (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on December 9, 2014).

(e)(11)	Amendment to Letter Agreement, dated December 15, 2014, by and between Actuate Corporation and Peter I. Cittadini (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on December 15, 2014).

(e)(12)	Amendment to Letter Agreement, dated December 15, 2014, by and between Actuate Corporation and Daniel A. Gaudreau (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Actuate Corporation on December 15, 2014).

(e)(13)	Form of Indemnification Agreement between Actuate Corporation and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Actuate Corporation on November 6, 2014).

(g)	None.

*	Filed herewith.

Annex A            Opinion of Morgan Stanley & Co. LLC, dated December 4, 2014.

Annex B            Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2014	ACTUATE CORPORATION

	By:	/s/ Peter I. Cittadini
Peter I. Cittadini
President and Chief Executive Officer

Annex A

Opinion of Morgan Stanley & Co. LLC, dated December 4, 2014

December 4, 2014

Board of Directors

Actuate Corporation

951 Mariners Island Boulevard

San Mateo, CA 94404

Members of the Board:

We understand that Actuate Corporation (the “Company”), Open Text Corporation (the “Parent”) and Asteroid Acquisition Corporation, a wholly owned subsidiary of the Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 3, 2014 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the “Offer”) to purchase all the outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”) of the Company for $6.60 per share in cash, without interest (the “Consideration”) and (ii) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. As a result of the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of the Company Common Stock, other than shares owned by the Parent or Merger Sub, or any wholly owned subsidiary of either the Company or Parent, or as to which appraisal rights have been properly exercised, will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of the shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company, the Parent and their financial and legal advisors;

9)	Reviewed the Merger Agreement and certain related documents; and

10)	Performed such other analyses and reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and the Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the execution of the Merger Agreement by the parties thereto and the substantial remainder of which is contingent upon the closing of the Merger. Except as noted in the following two sentences, in the two years prior to the date hereof, we have not provided financial advisory or financing services for the Parent or the Company. We are currently providing financing services to Open Text Corporation that are unrelated to the Offer and the Merger and expect to receive customary fees in connection with such services. In addition, as you know, the Company has previously engaged Morgan Stanley for advisory services, though no fees were paid to Morgan Stanley in connection with those services. Morgan Stanley may seek to provide financial advisory and financing services to the Parent and the Company in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should tender shares into the Offer, or vote at any shareholders’ meeting held in connection with the Merger, or to take any other action in connection with the Offer and the Merger. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael F. Wyatt
Michael F. Wyatt Managing Director

Annex B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender

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or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive

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of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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